                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE TO-I/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                   -----------

                                FUTURELINK CORP.
                       (Name of Subject Company (Issuer))

                                   -----------

                                FUTURELINK CORP.
                        (Name of Filing Person (Offeror))

                                   -----------

 Options Under FutureLink Corp.'s Second Amended and Restated Stock Option Plan
              to Purchase Common Stock, Par Value $.0001 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                   -----------

                                   36114 Q 208
                (CUSIP Number of Underlying Class of Securities)

                                   -----------

                                                        copies to:
   Howard E. Taylor                             John F. Della Grotta, Esq.
Chief Executive Officer                           Stephen D. Cooke, Esq.
   FutureLink Corp.                        Paul, Hastings, Janofsky & Walker LLP
 2 South Pointe Drive                        695 Town Center Drive, 17th Floor
 Lake Forest, CA 92630                       Costa Mesa, California 92626-1924
  Tel: (949) 672-3000                               Tel: (714) 668-6200
                                                    Fax: (714) 979-1921

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE
================================================================================

   Transaction Valuation*                           Amount of Filing Fee
   ---------------------                            --------------------
        $79,272,344                                        $15,854

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,679,163 shares of common stock of FutureLink Corp. having a weighted average exercise price of $8.19 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:                       $15,854
     Form or Registration No.:                     005-56297
     Filing party:                                 FutureLink Corp.
     Date filed:                                   February 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]   third party tender offer subject to Rule 14d-1.

         [X]   issuer tender offer subject to Rule 13e-4.

         [ ]   going-private transaction subject to Rule 13e-3.

         [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by FutureLink Corp., a Delaware corporation, ("Company") relating to the offer by Company to exchange outstanding employee options to purchase shares of its common stock, par value $.0001 per share, granted on or before January 31, 2001 under Company's Second Amended and Restated Stock Option Plan (the "Option Plan") for new options to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated February 12, 2001 and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Tender Offer Statement.

The information set forth in the exhibits identified in Item 12 and attached hereto is incorporated herein by reference with respect to Items 1, 4 and 5.

ITEM 10 FINANCIAL STATEMENTS

Item 10 of the Tender Offer Statement is amended and restated as follows:

The information set forth in the exhibits identified in Item 12 and attached hereto is incorporated herein by reference.

ITEM 12 EXHIBITS

Item 12 of the Tender Offer Statement is supplemented by adding the following information thereto:

(a)(1)(F)           Form of Supplemental Memorandum to Option Holders.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                FutureLink Corp.


                                                /s/ Howard E. Taylor
                                                --------------------------------
                                                    Howard E. Taylor
                                                    Chief Executive Officer

Date: March 8, 2001


                                INDEX TO EXHIBITS

Exhibit
Number                       Description
------                       -----------

99.(a)(1)(F)                 Form of Supplemental Memorandum to Option Holders.